UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 9)*

PC Group, Inc.

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

70455G 107

(CUSIP Number)

Langer Partners, LLC
Kanders & Company, Inc.
Warren B. Kanders
One Landmark Square
Stamford, CT 06901
(203) 552-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

* See explanatory note

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 70455G 107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Langer Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,506,856 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,506,856 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,856 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON* OO
*Warren B. Kanders is the sole voting member and sole manager of Langer Partners, LLC

SCHEDULE 13D

CUSIP No. 70455G 107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kanders & Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 575,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 575,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON* CO
*Warren B. Kanders is the sole stockholder of Kanders & Company, Inc.

SCHEDULE 13D

CUSIP No. 70455G 107	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,769,036 (see Item 5)
	8	SHARED VOTING POWER 2,081,856 (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,769,036 (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,081,856 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,850,892 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 70455G 107	Page 5 of 8 Pages

Explanatory Note: This Schedule 13D is being amended to reflect a material change in the percentage of the shares of the Issuer’s common stock previously reported as beneficially owned by the Reporting Persons as a result of a reduction in the number of outstanding shares of the Issuer’s common stock.  The reduction has occurred primarily as a result of the Issuer’s stock repurchase program pursuant to which the Issuer acquired 3,715,438 shares since January 2008.

The Schedule 13D filed February 23, 2001 (the “Schedule 13D”) by Langer Partners, LLC (“Langer LLC”), Kanders & Company, Inc. (“Kanders & Co.”), and Warren B. Kanders (collectively with Langer LLC and Kanders & Co., the “Reporting Persons”) with respect to shares of common stock, par value $.02 per share, of PC Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), as amended by Amendments Nos. 1, 2, 3, 4, 5, 6, 7 and 8 to the Schedule 13D, is hereby further amended by this Amendment No. 9 to the Schedule 13D.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The response to Item 3 of the Schedule 13D is hereby amended by the addition of the following:

The shares of Common Stock acquired as reported in Section 5(c) of this Amendment were acquired with the personal funds of Warren B. Kanders in the aggregate amount of $30,793.

Item 5. Interest in Securities of the Issuer.

The response to (a) and (b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b).

(1)
Kanders & Co. beneficially owns and has the power to direct the voting and disposition of (i) options to purchase an aggregate of 100,000 shares of Common Stock (the “Kanders & Co. Option Shares”), (ii) 100,000 shares of Common Stock which were issued to Kanders & Co. as a restricted stock award (the “RSA Vested Shares”) and (iii) 100,000 shares of Common Stock purchased in a private transaction and 275,000 shares of Common Stock acquired by purchase on the open market (such 375,000 shares are collectively referred to as the “Kanders & Co. Outstanding Shares”).  The foregoing shares beneficially owned by Kanders & Co. collectively constitute 6.0% of the Issuer’s outstanding shares of Common Stock.

(2)
Langer LLC beneficially owns and has the power to direct the voting and disposition of (i) 1,491,856 shares of Common Stock which are presently issued and outstanding (the “LLC Outstanding Shares”), and (ii) warrants issued September 30, 2004 (the “Warrants”) to purchase 15,000 shares of Common Stock (the “Warrant Shares”).  The foregoing shares beneficially owned by Langer LLC collectively constitute 15.8% of the Issuer’s outstanding shares of Common Stock.

SCHEDULE 13D

CUSIP No. 70455G 107	Page 6 of 8 Pages

(3)
Warren B. Kanders beneficially owns and has the power to direct the voting and disposition of (i) options to purchase 515,000 shares of Common Stock (the “WBKanders Option Shares”), (ii) as trustee for a member of his family, $2,000,000 principal amount of the 5% Notes, which are convertible into 429,028 shares of Common Stock and $3,250,000 principal amount of the 5% Notes, which are convertible into 697,171 shares of Common Stock (such 1,126,199 shares are collectively referred to as the “WBKanders 5% Note Conversion Shares”), (iii) 75,000 shares of Common Stock purchased in a private transaction and 52,837 shares of Common Stock acquired by purchase in the open market (such 127,837 shares are collectively referred to as the “WBKanders Outstanding Shares”), and (iv) 500,000 unvested shares of Common Stock which were issued to Mr. Kanders as a restricted stock award (the “WBKanders Unvested RSA Shares”) described in paragraph 5(c) of Amendment No. 7 to this Schedule 13D.  The foregoing shares beneficially owned by Warren B. Kanders, excluding the WBKanders Unvested RSA Shares, collectively constitute 18.5% of the Issuer's outstanding Common Stock.  The WBKanders Unvested RSA Shares become vested after and if certain EBITDA targets are achieved or following a change in control of the Issuer as described in paragraph 5(c) of Amendment No. 7 to this Schedule 13D. As of June 30, 2009, such conditions have not yet been met and therefore the WBKanders Unvested RSA Shares are not presently outstanding and carry no voting rights at the present time.

(4)
Warren B. Kanders, the sole stockholder and sole director of Kanders & Co., and the sole voting member and manager of Langer LLC, may be considered the beneficial owner with the shared power to vote and dispose of (i) the Kanders & Co. Option Shares, as to which Mr. Kanders disclaims beneficial ownership, (ii) the RSA Vested Shares, as to which Mr. Kanders disclaims beneficial ownership (iii) the LLC Outstanding Shares, as to which Mr. Kanders disclaims beneficial ownership, (iv) the Warrant Shares, as to which Mr. Kanders disclaims beneficial ownership and (v) the Kanders & Co. Outstanding Shares, as to which Mr. Kanders disclaims beneficial ownership.  All such securities, together with the WBKanders Option Shares, the WBKanders 5% Note Conversion Shares, and the WBKanders Outstanding Shares (but excluding the WBKanders Unvested RSA Shares) would constitute 30.6% of the Issuer’s outstanding shares of Common Stock, assuming the exercise or conversion of the aforesaid options, Warrants and 5% Notes.

Each of the above percentage calculations is based upon an aggregate of 9,544,973 shares of Common Stock outstanding, which represents the sum of (i) 7,788,774 shares outstanding as reported by the Issuer on its Definitive Proxy Statement on Schedule 14A for the Company’s 2009 Annual Meeting filed on June 12, 2009 and (ii) 2,094,693 shares acquirable by the Reporting Persons under the options, Warrants and 5% Notes owned by the Reporting Persons, but not including the WBKanders Unvested RSA Shares, which are not presently outstanding and carry no voting rights at the present time.

The transferability of the WBKanders Option Shares is subject to restrictions between the Issuer and Kanders & Co. or Mr. Kanders, as applicable.  See Item 5, paragraph (c), as set forth in Amendment No. 4 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 70455G 107	Page 7 of 8 Pages

The beneficial ownership reported above excludes $500,000 principal amount of the 5% Notes, which are presently convertible into 107,257 shares of Common Stock (the “Excluded 5% Note Conversion Shares”) based on a conversion price of $4.6617 per share, as to which the beneficial owners thereof have agreed to vote such shares of Common Stock in the same proportion and manner as the Reporting Persons pursuant to the terms of the Letter Agreements discussed in Item 6 of Amendment No. 7 of this Schedule 13D. Each of the Reporting Persons disclaims beneficial ownership in and the existence of a “group” with respect to the Excluded 5% Note Conversion Shares.

(c)
Except as set forth below, no transactions in the shares of the Issuer’s Common Stock have been effected by the Reporting Persons during the last 60 days. Each of the following transactions was made in a broker’s transaction in the open market.  Prices do not include brokerage commissions.

Name	Date	Number of Shares	Price Per Share

Warren B. Kanders	May 28, 2009	10,732	$0.5795

Warren B. Kanders	May 29, 2009	36,905	$0.58

Warren B. Kanders	June 10, 2009	5,200	$0.6094

[Signature Page Follows:]

SCHEDULE 13D

CUSIP No. 70455G 107	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Date: August 21, 2009

Langer Partners, LLC

By:	/s/ Warren B. Kanders
Warren B. Kanders, Sole Voting
Member and Manager

Kanders & Company, Inc.

By:	/s/ Warren B. Kanders
Warren B. Kanders, President

/s/ Warren B. Kanders
Warren B. Kanders